

August 15, 2023

Xin Wang
Chief Executive Officer
Meihua International Medical Technologies Co., Ltd.
88 Tongda Road, Touqiao Town
Guangling District, Yangzhou, 225000
People's Republic of China

  Re: Meihua International Medical Technologies Co., Ltd.
   Amendment No. 1 to Annual Report on Form 20-F
   Filed July 3, 2023
   File No. 001-41291

Dear Xin Wang:

  We have reviewed your July 3, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 21, 2023 letter.

Amendment No. 1 to Annual Report on Form 20-F, filed July 3, 2023

Item 3. Key Information, page 1

1. We note your response to previous comment 1 and re-issue the comment in part. We acknowledge that the Company does not have operations in Macau at this time. However, it is possible that the Company will commence operations in Macau in the future. Therefore, please expand on your new disclosure at the outset of Item 3. Key Information—D. Risk Factors to state that such legal and operational risks would apply to any operations in Macau. Alternatively, please remove the carve out for the special administrative region of Macau from the defined term "China" or the "PRC" in the Use of Certain Defined Terms section.

    You may contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Margaret Schwartz at 202-551-7153 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services

cc: Megan J. Penick, Esq.